March 12, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 2, LLC Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A Filed February 12, 2025 File No. 024-12271

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 2, LLC (the “Company”) Post-Qualification Amendment No. 14 (“Post-Qualification Amendment No. 14”) to the above-referenced offering statement on Form 1-A originally filed on June 2, 2023, as amended (together, the “Form 1-A”). Post-Qualification Amendment No. 14 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated February 27, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A

General

1.

Comment: We note your disclosure regarding the Masterworks Artist Market Index, including the description of the index that states: “[t]he index incorporates estimated current prices for a work sold historically based on human input from internal Masterworks and external art market experts...” Please add a risk factor disclosing the potential risks associated with internal Masterworks input of data used for estimating current prices, including potential conflicts of interest.

Response: In response to the Staff’s comments, the Company has added risk factor disclosure to page 16 of Amendment No. 14 relating to the subjective element of the Artist Market Index. The Company would note that while the index incorporates current prices for a work sold historically based on human input from internal Masterworks art market experts, the Company does not believe that the calculation could be influenced by any inherent conflict of interest. The Artist Market Index is calculated by grouping individual artworks sold at auction into categories based on their perceived quality and then performing mathematical computations on each of the categories and all categories as a whole to determine how an artist’s overall market is performing. Human input and subjective judgement are employed to determine which category a particular artwork should be included within, but the persons making those assessments would have no basis to know how such categorization would impact the overall mathematical calculation of the Artist Market Index.

2.

Comment: We note that the Masterworks Artist Market Index involves “machine learning categorization trained on human input” in determining current prices for a work sold historically. Please clarify whether this machine learning categorization leverages artificial intelligence.

Response: The machine learning categorization tool used by the Masterworks internal research team does leverage artificial intelligence, as machine learning is a subdivision of artificial intelligence. Machine learning assists in processing large amounts of data, deriving patterns from such data and making predictions based on it. It is important to note that this machine learning tool is used to predictively rank the quality of an artwork only, not predict current prices, based on a sample of data labeled by humans.

3.

Comment: We note your disclosure on page 50 stating that you “cannot make any determination or representation that any of the data or metrics presented for any Artwork or artist is useful in determining the present or future value of such Artwork.” This statement seems potentially inconsistent with your disclosure on page 51 that you will only present the Masterworks Artist Market Index “for artists for which we have reasonable confidence that the artist market index is statistically meaningful.” To provide clarification to investors, please address whether your reasonable confidence that the artist market index is statistically meaningful is also a determination or representation that the metric is useful in determining the value of the Artwork.

Response: The Company notes the Staff’s comment and would clarify that while we believe that the data and metrics presented for any Artwork or artist are useful in assessing the value of an Artwork, each of the metrics presented should be considered in relation to the other metrics presented and other information in the Offering Circular and should not be analyzed in isolation. We have revised our disclosure on page 50 of Amendment No. 14 to reflect the same. Separately, we only present metrics when we believe the sample size of auction sale data is meaningful for a particular metric, so we may not present all metrics for every series offering or Artist.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Dietrich King/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission